SCHEDULE 13D
                              (Rule 13d-101)

      Information to be Included in Statements Filed Pursuant to Rule
       13d-1(A) and Amendments Thereto Filed Pursuant to Rule 13d-2(A)

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                 Under the Securities Exchange Act of 1934
                         (Amendment No. 3  )*

         iVOW, Inc. (formerly, "Vista Medical Technologies, Inc.")
         ---------------------------------------------------------
                             (Name of Issuer)

                       Common Stock, $0.01 par value
                       -----------------------------
                      (Title of Class of Securities)

                                 928369305
                                 ---------
                              (CUSIP Number)

                  Ann E. Carey, Business Legal Assistant
               Howard Rice Nemerovski Canady Falk & Rabkin,
                        A Professional Corporation
                    Three Embarcadero Center, Suite 700
                         San Francisco, CA  94111
                              (415) 434-1600
                              --------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               July 26, 2005
                               -------------
          (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928369305          SCHEDULE 13D            Page 2 of 13

 1    Names of Reporting Persons          MEDCAP MANAGEMENT & RESEARCH LLC

      IRS Identification Nos. of Above Persons                  94-3411543

 2    Check the Appropriate Box if a Member of a Group             (a) [ ]

                                                                   (b) [ ]
 3    SEC USE ONLY

 4    Source of Funds                                                   OO

 5    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                          [ ]

 6    Citizenship or Place of Organization                        Delaware

    NUMBER OF       7    Sole Voting Power                         705,211
     SHARES
  BENEFICIALLY      8    Shared Voting Power                             0
 OWNED BY EACH
   REPORTING        9    Sole Dispositive Power                    705,211
  PERSON WITH
                   10    Shared Dispositive Power                        0

 11    Aggregate Amount Beneficially Owned by Reporting            705,211
       Person

 12    Check Box if the Aggregate Amount in Row 11                     [ ]
       Excludes Certain Shares

 13    Percent of Class Represented by Amount in Row 11              19.7%

 14    Type of Reporting Person                                         IA

CUSIP No. 928369305          SCHEDULE 13D            Page 3 of 13

 1    Name of Reporting Person                        MEDCAP PARTNERS L.P.

      IRS Identification No. of Above Person                    94-3412423

 2    Check the Appropriate Box if a Member of a Group             (a) [ ]

                                                                   (b) [ ]
 3    SEC USE ONLY

 4    Source of Funds                                                   WC

 5    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                          [ ]

 6    Citizenship or Place of Organization                        Delaware

    NUMBER OF       7    Sole Voting Power                         657,752
     SHARES
  BENEFICIALLY      8    Shared Voting Power                             0
 OWNED BY EACH
   REPORTING        9    Sole Dispositive Power                    657,752
  PERSON WITH
                   10    Shared Dispositive Power                        0

 11    Aggregate Amount Beneficially Owned by Reporting            657,752
       Person

 12    Check Box if the Aggregate Amount in Row 11                     [ ]
       Excludes Certain Shares

 13    Percent of Class Represented by Amount in Row 11              18.4%

 14    Type of Reporting Person                                         PN

CUSIP No. 928369305          SCHEDULE 13D            Page 4 of 13

 1    Names of Reporting Persons                             C. FRED TONEY

      IRS Identification Nos. of Above Persons

 2    Check the Appropriate Box if a Member of a Group             (a) [ ]

                                                                   (b) [ ]
 3    SEC USE ONLY

 4    Source of Funds                                                   OO

 5    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                          [ ]

 6    Citizenship or Place of Organization                   United States

    NUMBER OF       7    Sole Voting Power                         705,211
     SHARES
  BENEFICIALLY      8    Shared Voting Power                             0
 OWNED BY EACH
   REPORTING        9    Sole Dispositive Power                    705,211
  PERSON WITH
                   10    Shared Dispositive Power                        0

 11    Aggregate Amount Beneficially Owned by Reporting            705,211
       Person

 12    Check Box if the Aggregate Amount in Row 11                     [ ]
       Excludes Certain Shares

 13    Percent of Class Represented by Amount in Row 11              19.7%

 14    Type of Reporting Person                                     IN, HC

CUSIP No. 928369305          SCHEDULE 13D            Page 5 of 13

Item 1.     Security and Issuer

        This Schedule 13D (this "Schedule") relates to shares of common stock, with par value $0.01 (the "Common Stock"), of iVow, Inc. (formerly, "Vista Medical Technologies, Inc.") (the "Issuer"). The principal executive office of the Issuer is 11455 El Camino Real, Suite 140, San Diego, California 92130.

Item 2.     Identity and Background

        This Schedule is filed on behalf of MedCap Partners L.P.
("MedCap"), MedCap Management & Research LLC ("MMR") and C. Fred Toney ("Toney"), each of whose principal business office address is 500 Third Street, Suite 535, San Francisco, CA 94107.

        MedCap is an investment limited partnership, whose general partner is MMR. MMR is an investment adviser registered under the laws of the State of California. Toney is MMR's sole managing member. MMR is also the general partner and investment manager of MedCap Master Fund, L.P., an investment limited partnership ("MedCap Master"). MedCap Master is a "master fund" and contains substantially all of the assets of a "feeder fund," MedCap Partners Offshore, Ltd. ("MedCap Offshore").

        None of MedCap, MMR nor Toney has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        None of MedCap, MMR nor Toney has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        MedCap is a Delaware limited partnership, MMR is a Delaware limited liability company and Toney is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration

        The source of funds to make the purchases described in Item 5(c) was working capital. The total amount of the funds to make the purchases of described in Item 5 (c) was approximately $1,173,000.

Item 4.     Purpose of Transaction.

        All of the securities covered by this Schedule were originally acquired for investment purposes.

CUSIP No. 928369305          SCHEDULE 13D            Page 6 of 13

As previously disclosed on the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 22, 2006, the Issuer has entered into an Agreement and Plan of Merger (the "Merger Agreement") with Crdentia Corp., a Delaware corporation ("Crdentia") and iVOW Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Crdentia ("Merger Sub"), dated September 20, 2006, pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Crdentia (the "Merger"). At the effective time of the Merger, all shares of the Issuer's Common Stock issued and outstanding immediately prior to the effective time will be converted automatically into the right to receive, in the aggregate, approximately $3.5 million in shares of the common stock of Crdentia (based on the average of the closing sale prices for Crdentia's common stock for each of the 20 consecutive trading days ending the second complete trading day prior to the effective time of the Merger, as reported on the OTC Bulletin Board), subject to reduction based on the Issuer's bank and financing debt assumed by Crdentia, the value of any uncollected accounts receivable at the effective time and the value of any warrants of the Issuer assumed by Crdentia.

        Toney is a member of the Board of Directors of Crdentia, and Toney and MMR have beneficial ownership (through MedCap and MedCap Master) of approximately 78.0% of Crdentia's outstanding common stock (which ownership has been separately reported on a Schedule 13D filed with the Commission). At the time the Merger Agreement was approved by the Issuer's Board, and at the time of the Private Placement, the Warrant Exchange and the exercise of the New $1.40 Warrants (each of which is described under Item 5(c) below), Toney was also a member of the Issuer's Board of Directors, but Toney has subsequently voluntarily resigned from that position.

        In connection with the execution of the Merger Agreement, each of the Issuer and Crdentia have entered into separate voting agreements
(the "Voting Agreements") with MedCap and MedCap Master, dated September 20, 2006, pursuant to which MedCap and MedCap Master have agreed, among other things, to vote all of the shares of the Issuer's Common Stock and the common stock of Crdentia held by them in favor of the adoption of the Merger Agreement. MedCap and MedCap Master have also agreed under the Voting Agreements not to dispose of shares of the Issuer's Common Stock or the common stock of Crdentia, except as permitted thereunder.

        The agreement of limited partnership of MedCap provides MMR with discretion to cause MedCap to make payments upon a withdrawal by a limited partner in cash or in securities, or a combination of cash and securities, or to segregate a portion of MedCap's assets equal to the amount payable to the withdrawing limited partner and sell those assets for the account of the withdrawn limited partner. Limited partners of MedCap have the right, upon written request, to receive a distribution of the segregated assets. Effective September 30, 2006, MedCap segregated some of the Issuer's Common Stock, warrants exercisable for Common Stock and options on the Common Stock beneficially owned by MedCap into a separate account for the benefit of some of MedCap's former limited partners who have

CUSIP No. 928369305          SCHEDULE 13D            Page 7 of 13

withdrawn from MedCap. MMR, as MedCap's general partner, and Toney, as MMR's sole managing member, will continue to have voting and dispositive control over the segregated shares of Common Stock. Some of the withdrawn limited partners have requested distribution to them of: 13,564 shares of the segregated Common Stock leaving, after distribution, 1 share of Common Stock in the segregated account; warrants exercisable for 2,187 shares of the Common Stock, leaving, after distribution, warrants exercisable for 3,763 shares of the Common Stock in the segregated account; and options to purchase 93 shares of the Issuer's Common Stock, leaving, after distribution, options to purchase 161 shares of the Issuer's Common Stock in the segregated account. It is possible others may in the future request additional distributions. MMR intends to cause MedCap to sell the remaining segregated Common Stock in an orderly fashion and distribute the proceeds to the withdrawn limited partners, subject to those limited partners' right to request a distribution of the segregated Common Stock. MMR and MedCap are not aware when MedCap will sell what portion of the Common Stock or to what extent limited partners may in the future request distribution to them of the Common Stock.

        Depending on market conditions and other factors, the reporting persons may, at any time or from time to time, acquire additional securities of the Issuer, or alternatively, may (if and to the extent permitted under the Voting Agreements) dispose of some or all of the securities of the Issuer beneficially owned by them (including but not limited to the aforementioned segregated shares of Common Stock).

        Except as described herein, the reporting persons do not currently have any plans or proposals that relate to or would result in any of the following:

        (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the Issuer;

        (f) Any other material change in the Issuer's business or corporate structure;

        (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP No. 928369305          SCHEDULE 13D            Page 8 of 13

       (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j) Any action similar to those enumerated above.

Item 5.     Interest in Securities of the Issuer

(a) MedCap beneficially owns 559,724 shares of Common Stock, warrants exercisable for up to an additional 94,028 shares of Common Stock and options to purchase 4,000 shares of Common Stock exercisable within 60 days of the date hereof. The options vest over three years beginning on August 23, 2004. The percentage of common stock beneficially owned by MedCap for the purposes of this Schedule is 18.4%.

     In addition to the securities beneficially owned through MedCap, MMR and Toney beneficially own 47,459 shares of Common Stock through MedCap Master. MedCap Master is a "master fund" and contains substantially all of the assets of a "feeder fund," MedCap Partners Offshore, Ltd. ("MedCap Offshore").

     MMR, as general partner and investment manager of MedCap and MedCap Master, and Toney, as the sole managing member of MMR, may be deemed to beneficially own the securities owned by MedCap and MedCap Master in that they may be deemed to have the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that either MMR or Toney is, for any other purpose, the beneficial owner of any such securities to which this Schedule relates, and MMR and Toney disclaim beneficial ownership as to such securities except to the extent of their respective pecuniary interests therein. The percentage of Common Stock beneficially owned by MMR and Toney for the purposes of this Schedule is 19.7%.

     The calculation of percentage of beneficial ownership in Item 11 of pages 2, 3 and 4 was derived from the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission (the "Commission") on September 22, 2006, in which the Issuer stated that the number of shares of its Common Stock outstanding as of September 20, 2006 was 3,474,865 shares.

(b) Reference is made hereby to Items 7 to 10 of pages 2, 3 and 4 of this Schedule, which Items are incorporated herein by reference.

CUSIP No. 928369305          SCHEDULE 13D            Page 9 of 13

(c) As previously disclosed on the Issuer's Current Reports on Form 8-K (filed with the Securities and Exchange Commission on June 20, 2005 and July 27, 2005 on July 26, 2005, MedCap and MedCap Master each purchased 133,333 units (266,666 units total) from the Issuer in a private placement (the "Private Placement") at a purchase price of $3.00 per unit (after giving effect to a 1-for-10 reverse stock split, which stock split became effective on October 10, 2005). Each unit issued in the Private Placement consisted of one share of Common
     Stock and one warrant to purchase one share of Common Stock, exercisable at a strike price of $3.00 per share (on a split-adjusted basis).

     As previously disclosed on the Issuer's Definitive Proxy Statement for the Annual Meeting of Stockholders held on June 2, 2006 (filed with the Securities and Exchange Commission on May 10, 2006) and the Issuer's Quarterly Report on Form 10-QSB (filed on August 14, 2006), on June 22, 2006, MedCap and MedCap Master each participated in a warrant exchange program with the Issuer (the "Warrant Exchange"), pursuant to which they exchanged the warrants originally issued to them in the Private Placement for new warrants having a strike price of $1.40 per share (the "New $1.40 Warrants"). MedCap and MedCap Master exercised the New $1.40 Warrants on June 27, 2006.

     The following transactions were effected during the 60 days prior to the filing of this Schedule by persons named in response to Item 4(a) above:

                Seller          Date of   Number   Price   Where
                              Transaction   of      per     and
                                          Shares   Share    How
                                                         Effected

        MedCap Master and      10/31/06  240,410  $1.1369    Open
        MedCap Offshore                                    Market

        MedCap                 10/31/06   23,331  $1.1369    Open
                                                           Market

     See the description of the Merger under Item 4 above.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        See the discussion of the Merger Agreement and the Voting
Agreements under Item 4 above.

CUSIP No. 928369305          SCHEDULE 13D            Page 10 of 13

Except as disclosed in this Schedule 13D, there currently are no contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting persons or between the reporting persons and other persons with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

No.     Exhibit

1.   Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

2. Form of Exchanged Warrant for the Purchase of Common Stock of the Issuer (included as Exhibit 99 (A)(1)(H) to the Issuer's Form SC to 1/A Tender Offer Statement filed with the Commission on May 9, 2006 and incorporated herein by reference).

3. Agreement and Plan of Merger, dated September 20, 2006 among the Issuer, Crdentia Corp. and iVOW Acquisition Corp. (included as
     Exhibit 2.1 to the Issuer's Form 8-K filed with the Commission on September 22, 2006 and incorporated herein by reference).

4. iVOW Voting Agreement, dated September 20, 2006 among the Issuer, MedCap Partners L.P. an MedCap Master Fund L.P. (included as Exhibit
     10.1 to the Issuer's Form 8-K filed with the Commission on September 22, 2006 and incorporated herein by reference).

Signatures

     After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: November ___, 2006

                                   MEDCAP MANAGEMENT &
                                   RESEARCH LLC


                                   By: /s/ C. Fred Toney
                                       -----------------
                                   By: C. Fred Toney
                                   Its: Managing Member


                                   MEDCAP PARTNERS L.P.
                                   By: MedCap Management &
                                      Research LLC, its
                                      General Partner

CUSIP No. 928369305          SCHEDULE 13D            Page 11 of 13

                                   By: /s/ C. Fred Toney
                                       -----------------
                                   By: C. Fred Toney
                                   Its: Managing Member


                                   C. FRED TONEY


                                   /s/ C. Fred Toney
                                   -----------------

CUSIP No. 928369305          SCHEDULE 13D            Page 12 of 13

                            Exhibit Index



Exhibit 1 Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

CUSIP No. 928369305          SCHEDULE 13D            Page 13 of 13

                            Exhibit 1


Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G


        The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on
Schedule 13D or 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended as to the common stock of iVOW, Inc. (formerly "Vista Medical Technologies, Inc."). For that purpose, the undersigned hereby constitute and appoint C. Fred Toney as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  November ___, 2006

                                   MEDCAP MANAGEMENT &
                                   RESEARCH LLC


                                   By: /s/ C. Fred Toney
                                       -----------------
                                   By: C. Fred Toney
                                   Its: Managing Member


                                   MEDCAP PARTNERS L.P.
                                   By: MedCap Management &
                                      Research LLC, its
                                      General Partner


                                   By: /s/ C. Fred Toney
                                       -----------------
                                   By: C. Fred Toney
                                   Its: Managing Member


                                   C. FRED TONEY


                                   /s/ C. Fred Toney
                                   -----------------